SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Myrexis, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

62856H107
(CUSIP Number)

Mark Goldstein First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, New York 10105 (212) 698-3101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON First Eagle Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,599,236 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,599,236 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,599,236 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.69%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON First Eagle Value in Biotechnology Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,732,941 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,732,941 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,732,941 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.46%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 4 of 7 Pages

This constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D previously filed by the Reporting Persons on December 24, 2009 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on September 30, 2010 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed on December 2, 2010 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D"), with respect to shares of common stock, par value $0.01 per share (the "Shares") of Myrexis, Inc. (the "Issuer"). Capitalized terms used herein and not defined in this Amendment No. 3 have the meanings as set forth in the Schedule 13D.  This Amendment No. 3 amends Items 3 and 5 as set forth below.

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The Shares reported herein were acquired at an aggregate purchase price of approximately $12.6 million. Such Shares were acquired with investment funds in client accounts, including FEVIB,  under FEIM's management.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) through (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a)
As of the close of business on November 7, 2012, (i) FEIM is deemed to be the beneficial owner of 2,599,236 Shares, constituting approximately 9.69% of the Shares outstanding (which includes the Shares as to which FEVIB may be deemed to be the beneficial owner) and (ii) FEVIB is deemed to be the beneficial owner of 1,732,941 Shares, constituting approximately 6.46% of the Shares outstanding. The aggregate percentage of Shares reported herein is based upon 26,817,294 Shares outstanding, which is the total number of Shares outstanding as of October 25, 2012 as reported in Amendment No. 1 to the Issuer's Annual Report on Form 10-K/A filed on October 29, 2012 for the year ended June 30, 2012.

(b)
By virtue of investment management agreements with its clients, including FEVIB, FEIM shares with such clients voting and dispositive powers over the 2,599,236 Shares reported herein, which powers are exercised by the Principals and the Portfolio Managers.

(c)
Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Except as otherwise indicated, all of the transactions in Shares listed on Schedule A hereto were effected in the open market.

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 7, 2012

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND LTD.

By:	FIRST EAGLE INVESTMENT MANAGEMENT, LLC. Its Investment Manager

By:	/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 7 of 7 Pages

SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING THE PAST 60 DAYS.

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons.  Unless otherwise indicated, all trades were effected in the open market through brokers and include brokerage commissions.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
11/1/2012	(35,000)	2.37
11/2/2012	(42,000)	2.38
11/5/2012	(50,000)	2.40
11/6/2012	(22,381)	2.40